Contura Energy, Inc.
340 Martin Luther King Jr. Blvd.
Bristol, Tennessee 37620
September 17, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:
Michael Killoy or Brigitte Lippmann, Office of Beverages, Apparel and Mining

Re:	Contura Energy, Inc.
Registration Statement on Form S-4
File No. 333-226953
Ladies and Gentlemen:
Contura Energy, Inc., a Delaware corporation (the “Registrant”), hereby requests the withdrawal of our request for acceleration of effectiveness, as filed on September 14, 2018, of our registration statement on Form S-4 (File No. 333-226593), as amended.
The Registrant hereby authorizes Byron B. Rooney of Davis Polk & Wardwell LLP to continue to communicate with the U.S. Securities and Exchange Commission with regards to our request for acceleration.
Please contact Byron B. Rooney of Davis Polk & Wardwell LLP at (212) 450-4658 or byron.rooney@davispolk.com with any questions you may have concerning this request.
Sincerely,
Contura Energy, Inc.
/s/ Mark M. Manno
Mark M. Manno
Chief Administrative and Legal Officer, General Counsel and Secretary of Contura

cc:	Charles Andrew Eidson, Chief Financial Officer, Contura Energy, Inc.
Andrew B. McCallister, Esq., SVP, Secretary and General Counsel, ANR, Inc. and Alpha Natural Resources Holdings, Inc
Mark D. Wood, Esq., Katten Muchin Rosenman LLP
Robert Slappey, KPMG LLP

1